# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BM Technologies, Inc., CIK 0001725872
CUSIP: 05591L107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 201 King of Prussia Road, Suite 650, Wayne, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001578621

## Reporting persons
- LMR Partners LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,007,446; sole dispositive power 0; shared dispositive power 1,007,446; aggregate amount beneficially owned 1,007,446 (7.7% of the class)
- LMR PARTNERS Ltd: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 1,007,446; sole dispositive power 0; shared dispositive power 1,007,446; aggregate amount beneficially owned 1,007,446 (7.7% of the class)
- LMR Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,007,446; sole dispositive power 0; shared dispositive power 1,007,446; aggregate amount beneficially owned 1,007,446 (7.7% of the class)
- LMR Partners AG: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 1,007,446; sole dispositive power 0; shared dispositive power 1,007,446; aggregate amount beneficially owned 1,007,446 (7.7% of the class)
- LMR PARTNERS (DIFC) Ltd: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 1,007,446; sole dispositive power 0; shared dispositive power 1,007,446; aggregate amount beneficially owned 1,007,446 (7.7% of the class)
- LMR Partners (Ireland) Limited: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 1,007,446; sole dispositive power 0; shared dispositive power 1,007,446; aggregate amount beneficially owned 1,007,446 (7.7% of the class)
- Ben Levine: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,007,446; sole dispositive power 0; shared dispositive power 1,007,446; aggregate amount beneficially owned 1,007,446 (7.7% of the class)
- Stefan Renold: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 1,007,446; sole dispositive power 0; shared dispositive power 1,007,446; aggregate amount beneficially owned 1,007,446 (7.7% of the class)

## Item 1. Issuer
Name of issuer: BM Technologies, Inc.
Address of issuer's principal executive offices: 201 King of Prussia Road, Suite 650, Wayne, Pennsylvania, 19087

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) LMR Partners LLP, LMR Partners Limited, LMR Partners LLC, LMR Partners AG, LMR Partners (DIFC) Limited and LMR Partners (Ireland) Limited (collectively, the "LMR Investment Managers"), which serve as the investment managers to certain funds with respect to the Common Stock, par value $0.0001 per share ("Common Stock"), held by certain funds; and

(ii) Ben Levine and Stefan Renold, who are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to the securities held by certain funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.
Citizenship: LMR Partners LLP is a United Kingdom limited liability partnership. LMR Partners Limited is a Hong Kong corporation. LMR Partners LLC is a Delaware limited liability company. LMR Partners AG is a Swiss corporation. LMR Partners (DIFC) Limited is a United Arab Emirates corporation. LMR Partners (Ireland) Limited is a limited company incorporated in Ireland. Ben Levine is a citizen of the United Kingdom. Stefan Renold is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), investment adviser (IA), parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

As of the date hereof, LMR Multi-Strategy Master Fund Limited ("LMR Master Fund") and LMR CCSA Master Fund Ltd ("LMR CCSA Master Fund") do not beneficially own any shares of Common Stock. As of December 31, 2024, each of LMR Master Fund LMR CCSA Master Fund directly held warrants to purchase 503,723 shares of Common Stock ("Warrants"), with a total of 1,007,446 shares of Common Stock exercisable in the aggregate.
Percent of class: As of the date hereof, the shares of Common Stock held by each of LMR Master Fund and LMR CCSA Master Fund represent approximately 0% of the outstanding shares of Common Stock. As of December 31, 2024, the shares of Common Stock held by each of LMR Master Fund and LMR CCSA Master Fund represent approximately 4.0% and the shares of Common Stock held by LMR Master Fund and LMR CCSA Master Fund in the aggregate represent approximately 7.7% of the outstanding shares of Common Stock, based on 12,088,487 shares of Common Stock of the Issuer outstanding as of December 2, 2024, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 6, 2025, plus shares that may be acquired by such Reporting Persons within 60 days.
Sole power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons have sole power to vote or direct the vote of 0 shares of Common Stock. As of December 31, 2024, each of the Reporting Persons had sole power to vote or direct the vote of 0 shares of Common Stock.
Shared power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons have shared power to vote or direct the vote of 0 shares of Common Stock. As of December 31, 2024, each of the Reporting Persons had shared power to vote or direct the vote of 1,007,446 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons have sole power to dispose or to direct the disposition of 0 shares of Common Stock. As of December 31, 2024, each of the Reporting Persons had sole power to dispose or to direct the disposition of 0 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons have shared power to dispose or to direct the disposition of 0 shares of Common Stock. As of December 31, 2024, each of the Reporting Persons had shared power to dispose or to direct the disposition of 1,007,446 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to LMR Partners LLP, LMR Partners Limited, LMR Partners AG, LMR Partners (DIFC) Limited and LMR Partners (Ireland) Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- LMR Partners LLP: /s/ Shane Cullinane, Shane Cullinane / Chief Operating Officer (02/14/2025)
- LMR PARTNERS Ltd: /s/ Shane Cullinane, Shane Cullinane / Chief Operating Officer (02/14/2025)
- LMR Partners LLC: /s/ Allyson Hanlon, Allyson Hanlon / US Legal Counsel (02/14/2025)
- LMR Partners AG: /s/ Shane Cullinane, Shane Cullinane / Chief Operating Officer (02/14/2025)
- LMR PARTNERS (DIFC) Ltd: /s/ Shane Cullinane, Shane Cullinane / Chief Operating Officer (02/14/2025)
- LMR Partners (Ireland) Limited: /s/ Shane Cullinane, Shane Cullinane / Chief Operating Officer (02/14/2025)
- Ben Levine: /s/ Ben Levine, Ben Levine / Self (02/14/2025)
- Stefan Renold: /s/ Stefan Renold, Stefan Renold / Self (02/14/2025)